Exhibit 99
(1)	Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P. (“SLI”), Silver Lake Partners II TSA, L.P. (“SLP II TSA”, and together with SLP TSA and SLI, the “SLP Partnerships”) and Silver Lake Technology Investors II, L.L.C. (“SLTI II” and, together with the SLP Partnerships, the “SLP Entities”) filed a Form 3 on May 2, 2005 relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc. (the “Company”) issuable upon conversion of the Series A Notes (see footnote 3 below). On December 8, 2005, a company controlled by the SLP Entities completed a merger (the “Merger”) with the parent company of Instinet LLC (“Instinet LLC”) and Instinet Clearing Services, Inc. (“Instinet Clearing”, and together with Instinet LLC, the “Instinet Entities”), and therefore as of December 8, 2005, the Instinet Entities are owned indirectly by the SLP Entities. Mr. Hutchins is a managing director of (i) Silver Lake Technology Associates, L.L.C., which is the general partner of (a) Silver Lake Partners TSA, L.P. and (b) Silver Lake Investors, L.P., (ii) Silver Lake Technology Associates II, L.L.C., which is the general partner of Silver Lake Partners II TSA, L.P. and (iii) Silver Lake Management Company, L.L.C., which is the manager of Silver Lake Technology Investors II, L.L.C. Mr. Hutchins disclaims beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein.

At the time of the Merger, (i) Instinet LLC owned 1,125,000 shares of Common Stock and warrants to purchase 281,250 shares of Common Stock and (ii) Instinet Clearing owned 24,000 shares of Common Stock. Upon the consummation of the Merger, the SLP Entities became the indirect owners of both the Instinet Entities and the Common Stock and warrants held by them. The SLP Entities and Mr. Hutchins disclaim beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein. The SLP Entities and Mr. Hutchins are referred to herein as the “Reporting Persons”.
(2)	The 3.75% Series A Convertible Notes due 2012 (the “Series A Notes”) are convertible on or after April 22, 2006; provided, that they may be converted earlier in connection with a tender or exchange offer for Common Stock or a transaction or agreement, which, if consummated, would result in a merger or consolidation of the Company or the sale, lease or other transfer of all or substantially all of the consolidated assets of the Company in a transaction specified in clause (ii) of the definition of “Fundamental Change” included in the Indenture, dated as of April 22, 2005, between the Company and Law Debenture Trust Company of New York, as trustee. The Series A Notes have a maturity date of October 22, 2012. Mr. Hutchins disclaims beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein.
(3)	Prior to the completion of the Merger, the Series A Notes and the Series A Warrants were directly owned by Norway SPV. Upon the closing of the Merger, Norway SPV distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its sole member, Norway Holdings. Immediately thereafter, Norway Holdings distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its members, the SLP Entities, Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., VAB Investors, L.L.C. and Integral Capital Partners VI, L.P., in the aggregate amounts set forth in the Subscription Agreements and in the respective percentages set forth in the Limited Liability Company Agreement of Norway Holdings. As a result of these distributions by Norway SPV and Norway Holdings, respectively, the SLP Entities directly own the Series A Notes and the Series A Warrants as follows:
(i) SLP TSA — $20,769,557 aggregate principal amount of Series A Notes and Series A Warrants to purchase 223,810 shares of Common Stock;
(ii) SLI — $584,610 aggregate principal amount of Series A Notes and Series A Warrants to purchase 6,300 shares of Common Stock;

(iii) SLP II TSA — $119,843,382 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,291,415 shares of Common Stock; and
(iv) SLTI II — $167,034 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,800 shares of Common Stock.
The Series A Notes are initially convertible into shares of Common Stock at a price of $14.50 per share, and the Series A Warrants are initially exercisable at a price of $14.50 per share. The number of shares of Common Stock each of the SLP Entities would individually be deemed to own if not a group is set out below:
(i) SLP TSA — 1,432,383 shares of Common Stock underlying the Series A Notes and 223,810 shares of Common Stock underlying the Series A Warrants held by SLP TSA
(ii) SLI — 40,318 shares of Common Stock underlying the Series A Notes and 6,300 shares of Common Stock underlying the Series A Warrants held by SLI.
(iii) SLP II TSA — 8,265,061 shares of Common Stock underlying the Series A Notes and 1,291,415 shares of Common Stock underlying the Series A Warrants held by SLP II TSA.
(iv) SLTI II — 11,519 shares of Common Stock underlying the Series A Notes and 1,800 shares of Common Stock underlying the Series A Warrants held by SLTI II.
Upon the consummation of the distributions described in this Item 3, Norway Holdings and Norway SPV ceased to beneficially own any shares of Common Stock and the Reporting Persons have voting and dispositive power with respect to, and a pecuniary interest in, the reported securities. Mr. Hutchins disclaims beneficial ownership of such securities, except to the extent of any indirect pecuniary interest therein.
(4)	The Series A Warrants are exercisable on or after April 22, 2006 and terminate on November 8, 2008.
(5)	The Warrants are exercisable now and terminate on June 30, 2006.